UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.1
TO
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NPS PHARMACEUTICALS, INC.
(Name of Subject Company (issuer))

NPS PHARMACEUTICALS, INC. (ISSUER)
(Name of Filing Person (identifying status as offeror, issuer or other person))

3.0% Convertible Notes due 2008
(Title of Class of Securities)

62936PAB9 and 62936PAA1
(CUSIP Numbers of Class of Securities)

Val R. Antczak
Senior Vice President, Legal Affairs and General Counsel
NPS Pharmaceuticals, Inc.
550 Hills Drive, 3rd Floor
Bedminster, NJ 07921
(908) 450-5300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copy to:
William Greason, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)

$171,800,000	$5,274.26

(*)

Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $171,800,000 principal amount of NPS Pharmaceuticals, Inc.’s 3.0% Convertible Notes due 2008. The amount of the filing fee, $30.70 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

(**)	Previously paid.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☐

          This Amendment to Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by NPS Pharmaceuticals, Inc., a Delaware corporation (the “Company”), on September 6, 2007, in connection with its offer to purchase for cash any and all of the Company’s 3.0% Convertible Notes due 2008 (the “Notes”) upon the terms and subject to the conditions contained in the Offer to Purchase dated September 6, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(ii) to the Schedule TO (which together with the Offer to Purchase constitutes the “Offer”).

Item 1.	Summary Term Sheet.

          The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

          On October 3, 2007, the Company issued a press release announcing an increase in the purchase price of the Notes to $987.50 per $1,000.00 principal amount of the Notes, plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment and an extension of the tender offer until midnight, New York City time, on October 17, 2007. A copy of the press release is attached hereto as Exhibit (a)(6) and is incorporated herein by reference.

          The last sentence in the first paragraph of “Sources and Amount of Funds” in the Offer to Purchase is hereby amended to read its entirety as follows:

           “The amount of cash required to purchase all of the outstanding Notes, excluding accrued and unpaid interest, is $169,652,500.”

Item 4.	Terms of the Transaction.

          Item 4 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in Item 1 above.

Item 12.	Exhibits.

          Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(6) Press Release issued by the Company on October 3, 2007 relating to the increase in the tender offer price and extension of Tender Offer.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NPS PHARMACEUTICALS, INC.

By:	/s/ Gerard J. Michel

Name:	Gerard J. Michel
Title:	Chief Financial Officer

Dated: October 3, 2007

Exhibit Index

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated September 6, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release, dated September 6, 2007.*

(a)(6)	Press Release issued by the Company on October 3, 2007 relating to the increase in the tender offer price and extension of Tender Offer.

(b)	None.

(d)(1)

Indenture, dated June 17, 2003, by and between NPS Pharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (previously filed as Exhibit 4.1 to the Company’s Form 10-Q filed August 12, 2003 and incorporated herein by reference).*

(d)(2)

Registration Rights Agreement, dated June 17, 2003, by and between NPS Pharmaceuticals, Inc., Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., as Initial Purchasers (previously filed as Exhibit 4.2 to the Company’s Form 10-Q filed August 12, 2003 and incorporated herein by reference).*

(d)(3)	Description of Notes (previously filed as pages 18 through 29 of the Company’s Form S-3 (No. 333-108612) filed September 8, 2003 and incorporated herein by reference).*

(d)(4)

Composite Indenture, dated as of December 22, 2004, by and between Cinacalcet Royalty Sub LLC, a wholly-owned subsidiary of Registrant, and U.S. National Bank Association, incorporating the amendments provided for in the Supplemental Indenture dated as of February 2, 2005, between the same parties (the “Indenture”) (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed February 7, 2005 and incorporated herein by reference).*

(d)(5)	Second Supplemental Indenture dated as of October 20, 2006 to the Indenture (previously filed as Exhibit 4.1 to the Company’s Form 8-K August 31, 2007 and incorporated herein by reference).*

(d)(6)	Third Supplemental Indenture dated as of July 9, 2007 to the Indenture (previously filed as Exhibit 4.2 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).*

(d)(7)	Fourth Supplemental Indenture dated as of August 1, 2007 to the Indenture (previously filed as Exhibit 4.3 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).*

(d)(8)	Fifth Supplemental Indenture dated as of August 7, 2007 to the Indenture (previously filed as Exhibit 4.4 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).*

(d)(9)

Securities Purchase Agreement dated as of August 7, 2007 among NPS Pharmaceuticals, Inc. (the “Issuer”) and Visium Balanced Fund, LP, Visium Balanced Offshore Fund, Ltd., Visium Long Bias Fund, LP, Visium Long Bias Offshore Fund, Ltd. and Atlas Master Fund (collectively, the “Investors”) (previously filed as Exhibit 4.5 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).*

(d)(10)	Form of Note issued pursuant to the Securities Purchase Agreement (previously filed as Exhibit 4.6 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).*

(d)(11)

Registration Rights Agreement dated as of August 7, 2007 among the Issuer and the parties named therein (previously filed as Exhibit 4.7 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).*

(d)(12)	Description of the notes issued under the Composite Indenture on December 22, 2004 (previously filed in the Company’s Form 8-K filed December 23, 2004 and incorporated herein by reference).*

(d)(13)

Description of the notes issued under the Composite Indenture on August 7, 2007 and the description of the notes issued under the Securities Purchase Agreement (previously filed in the Company’s Form 8-K filed August 7, 2007 and incorporated herein by reference).*

(d)(14)

Rights Agreement, dated as of December 4, 1996, between the Company and American Stock Transfer & Trust, Inc. (previously filed as Exhibit 4.1 to the Company’s Form 8-K Current filed December 19, 1996 and incorporated herein by reference).*

(d)(15)

First Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof. (previously filed as Exhibit 4.2 to the Company’s Registration Statement on Form 8-A12G/A filed December 31, 2001 and incorporated herein by reference).*

(d)(16)

Second Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated February 19, 2003 (previously filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A12G/A filed February 21, 2003 and incorporated herein by reference).*

(d)(17)	Descriptions of the material provisions of the Rights Agreement (previously filed in the Company’s Form 8-K filed December 19, 1996 and incorporated herein by reference).*

(g)	None.

(h)	None.

* Previously Filed.